 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 30)

Under the Securities Exchange Act of 1934

TARO PHARMACEUTICAL INDUSTRIES LTD.

(Name of Issuer)

ORDINARY SHARES, PAR VALUE NIS 0.0001 PER SHARE

(Title of Class of Securities)

M8737E108

(CUSIP Number)

Mr. Sailesh T Desai
c/o Sun Pharmaceutical Industries Ltd.
Sun House, Plot No. 201 B/1 Western Express Highway, Goregaon East
Mumbai, Maharashtra, India – 400 063

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 17, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. M8737E108	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUN PHARMACEUTICAL INDUSTRIES LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,497,813*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,497,813
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,497,813
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.48%*
14	TYPE OF REPORTING PERSON (See instructions) CO

*       Includes 3,770,833 Ordinary Shares acquired by Alkaloida Chemical Company Zrt. (formerly Alkaloida Chemical Company Exclusive Group Limited) (“Alkaloida”), an indirect subsidiary of Sun Pharmaceutical Industries Ltd. (“Sun”), on May 21, 2007 and 3,016,667 Ordinary Shares acquired by Alkaloida on May 30, 2007, in each case pursuant to the share purchase agreement dated May 18, 2007 (“Purchase Agreement”), between Alkaloida and the Issuer, which entitled Alkaloida to acquire a total of 7,500,000 Ordinary Shares; 58,500 Ordinary Shares acquired by Sun Pharma Holdings, a direct wholly-owned subsidiary of Sun (“Sun Pharma Holdings”), from Sun Pharma Global, Inc., which merged into Sun on January 1, 2015, through an agreement to sell investments dated March 29, 2014; 3,000,000 Ordinary Shares acquired by Alkaloida on August 2, 2007, pursuant to Sun’s rights under the warrant, dated May 18, 2007, issued by the Issuer to Sun (the “Original Warrant”); 3,712,557 Ordinary Shares acquired by Alkaloida on February 19, 2008, from Brandes Investment Partners, L.P., for and on behalf of certain of its investment advisory clients (“Brandes”); and 797,870 Ordinary Shares acquired by Alkaloida on June 23, 2008, from Harel Insurance Company Limited (“Harel”).

This amount also includes 3,787,500 Ordinary Shares which Alkaloida acquired pursuant to a warrant issued to Sun by the Issuer on August 2, 2007 (“Warrant No. 2”), including (i) 3,712,500 Ordinary Shares issued to Alkaloida on September 24, 2010 and (ii) 75,000 Ordinary Shares issued to Alkaloida on September 27, 2010.

This amount also includes 29,382 Ordinary Shares which Alkaloida directly acquired on September 14, 2010, upon the closing of the initial offering period of the tender offer to purchase all of the outstanding Ordinary Shares, pursuant to the Tender Offer Statement on Schedule TO, filed on June 30, 2008, as amended.

This amount also includes an aggregate of 4,739,739 Ordinary Shares indirectly acquired by Sun pursuant to the letter agreement, dated as of September 20, 2010 (the “Letter Agreement”), among Sun, Alkaloida, Sun Pharmaceutical Industries, Inc., a Michigan corporation (“Sun Michigan”) (as succeeded by Caraco Pharmaceutical Laboratories, Ltd., which subsequently changed its name to “Sun Pharmaceutical Industries, Inc.” and converted to become a Delaware corporation), The Taro Development Corporation, a New York corporation (“TDC”), Dr. Barrie Levitt, Ms. Tal Levitt, Dr. Jacob Levitt, and Dr. Daniel Moros (such individuals, together with TDC, the “Grantors”). Pursuant to the Letter Agreement: (i) Alkaloida directly acquired 2,405,925 Ordinary Shares from the Grantors, consummating an option granted by the Grantors to Alkaloida under an option agreement (the “Option Agreement”), dated May 18, 2007, among the Grantors and Sun (and subsequently assigned to Alkaloida), (ii) Alkaloida directly acquired an additional 12 Ordinary Shares from the Grantors, and (iii) upon the merger of a subsidiary of Sun Michigan with and into TDC on October 1, 2010, Sun Michigan indirectly acquired 2,333,802 Ordinary Shares, consummating an option granted by TDC to Alkaloida (and subsequently assigned to Sun Michigan) under the Option Agreement. TDC directly owns 2,333,802 Ordinary Shares, including 780 Ordinary Shares which were previously owned by Morley and Company, Inc., a New York corporation, which merged with and into TDC. In addition, in connection with the consummation of the transactions contemplated by the Option Agreement, Alkaloida acquired 2,600 Founders’ Shares, which control in the aggregate one-third of the voting power of the Issuer.

This amount also includes 5,159,765 Ordinary Shares acquired by Alkaloida on November 1, 2010 from Franklin Advisors, Inc. and Templeton Asset Management Ltd.

This amount also includes 712,500 Ordinary Shares acquired by Alkaloida on January 18, 2011 under the Purchase Agreement and 712,500 Ordinary Shares acquired by Alkaloida on January 18, 2011 pursuant to Warrant No. 2.

**       Based on 37,584,631 Ordinary Shares issued and outstanding as of March 31, 2023. During the year ended March 31, 2022, Sun’s ownership percentage increased 0.71% to 78.48% due to the repurchase of 341,413 Ordinary Shares by the Issuer during the year.

SCHEDULE 13D/A

CUSIP No. M8737E108	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUN PHARMA HOLDINGS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,164,011*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,164,011
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,164,011
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.27%**
14	TYPE OF REPORTING PERSON (See instructions) CO

*       Includes 3,770,833 Ordinary Shares acquired by Alkaloida on May 21, 2007 and 3,016,667 Ordinary Shares acquired by Alkaloida on May 30, 2007, in each case pursuant to the Purchase Agreement; 58,500 Ordinary Shares acquired by Sun Pharma Holdings from Sun Pharma Global, Inc., which merged into Sun on January 1, 2015, through an agreement to sell investments dated March 29, 2014; 3,000,000 Ordinary Shares acquired by Alkaloida on August 2, 2007, pursuant to Sun’s rights under the Original Warrant; 3,712,557 Ordinary Shares acquired by Alkaloida on February 19, 2008, from Brandes; and 797,870 Ordinary Shares acquired by Alkaloida on June 23, 2008, from Harel.

This amount also includes 3,787,500 Ordinary Shares which Alkaloida acquired pursuant to Warrant No. 2, including (i) 3,712,500 Ordinary Shares issued to Alkaloida on September 24, 2010 and (ii) 75,000 Ordinary Shares issued to Alkaloida on September 27, 2010.

This amount also includes 29,382 Ordinary Shares which Alkaloida directly acquired on September 14, 2010, upon the closing of the initial offering period of the tender offer to purchase all of the outstanding Ordinary Shares, pursuant to the Tender Offer Statement on Schedule TO, filed on June 30, 2008, as amended.

This amount also includes an aggregate of 2,405,937 Ordinary Shares directly or indirectly acquired by Alkaloida pursuant to the Letter Agreement. Pursuant to the Letter Agreement, Alkaloida (i) directly acquired 2,405,925 Ordinary Shares from the Grantors, consummating an option granted by the Grantors to Alkaloida under the Option Agreement, and (ii) directly acquired an additional 12 Ordinary Shares from the Grantors. In addition, in connection with the consummation of the transactions contemplated by the Option Agreement, Alkaloida acquired 2,600 Founders’ Shares, which control in the aggregate one-third of the voting power of the Issuer.

This amount also includes 5,159,765 Ordinary Shares acquired by Alkaloida on November 1, 2010 from Franklin Advisors, Inc. and Templeton Asset Management Ltd.

This amount also includes 712,500 Ordinary Shares acquired by Alkaloida on January 18, 2011 under the Purchase Agreement and 712,500 Ordinary Shares acquired by Alkaloida on January 18, 2011 pursuant to Warrant No. 2.

**       Based on 37,584,631 Ordinary Shares issued and outstanding as of March 31, 2023. During the year ended March 31, 2022, Sun Pharma Holdings’ ownership percentage increased 0.67% to 72.27% due to the repurchase of 341,413 Ordinary Shares by the Issuer during the year.

SCHEDULE 13D/A

CUSIP No. M8737E108	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ALKALOIDA CHEMICAL COMPANY ZRT (f/k/a ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LIMITED)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of Hungary
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,105,511*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,105,511*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,105,511
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.12%**
14	TYPE OF REPORTING PERSON (See instructions) CO

*       Includes 3,770,833 Ordinary Shares acquired by Alkaloida on May 21, 2007 and 3,016,667 Ordinary Shares acquired by Alkaloida on May 30, 2007, in each case pursuant to the Purchase Agreement; 3,000,000 Ordinary Shares acquired by Alkaloida on August 2, 2007, pursuant to Sun’s rights under the Original Warrant; 3,712,557 Ordinary Shares acquired by Alkaloida on February 19, 2008, from Brandes; and 797,870 Ordinary Shares acquired by Alkaloida on June 23, 2008, from Harel.

This amount also includes 3,787,500 Ordinary Shares which Alkaloida acquired pursuant to Warrant No. 2, including (i) 3,712,500 Ordinary Shares issued to Alkaloida on September 24, 2010 and (ii) 75,000 Ordinary Shares issued to Alkaloida on September 27, 2010.

This amount also includes 29,382 Ordinary Shares which Alkaloida directly acquired on September 14, 2010, upon the closing of the initial offering period of the tender offer to purchase all of the outstanding Ordinary Shares, pursuant to the Tender Offer Statement on Schedule TO, filed on June 30, 2008, as amended.

This amount also includes an aggregate of 2,405,937 Ordinary Shares directly or indirectly acquired by Alkaloida pursuant to the Letter Agreement. Pursuant to the Letter Agreement, Alkaloida (i) directly acquired 2,405,925 Ordinary Shares from the Grantors, consummating an option granted by the Grantors to Alkaloida under the Option Agreement, and (ii) directly acquired an additional 12 Ordinary Shares from the Grantors. In addition, in connection with the consummation of the transactions contemplated by the Option Agreement, Alkaloida acquired 2,600 Founders’ Shares, which control in the aggregate one-third of the voting power of the Issuer.

This amount also includes 5,159,765 Ordinary Shares acquired by Alkaloida on November 1, 2010 from Franklin Advisors, Inc. and Templeton Asset Management Ltd.

This amount also includes 712,500 Ordinary Shares acquired by Alkaloida on January 18, 2011 under the Purchase Agreement and 712,500 Ordinary Shares acquired by Alkaloida on January 18, 2011 pursuant to Warrant No. 2.

**       Based on 37,584,631 Ordinary Shares issued and outstanding as of March 31, 2023. During the year ended March 31, 2022, Alkaloida’s ownership percentage increased 0.65% to 72.12% due to the repurchase of 341,413 Ordinary Shares by the Issuer during the year.

SCHEDULE 13D/A

CUSIP No. M8737E108	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUN PHARMACEUTICAL HOLDINGS USA, INC.*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,333,802**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,333,802
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,333,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.21%***
14	TYPE OF REPORTING PERSON (See instructions) CO

*       Sun Pharmaceutical Holdings USA, Inc. (“Sun USA”) is an indirectly wholly-owned subsidiary of Sun through two entities (i.e., Sun Pharma (Netherlands) B.V. and Sun Pharma Holdings (UK) Limited) which may also be deemed to have beneficial ownership.

**     Includes 2,333,802 Ordinary Shares directly owned by TDC, which is an indirect wholly-owned subsidiary of Sun USA.

***   Based on 37,584,631 Ordinary Shares issued and outstanding as of March 31, 2023. During the year ended March 31, 2022, Sun USA’s ownership percentage increased 0.06% to 6.21% due to the repurchase of 341,413 Ordinary Shares by the Issuer during the year.

SCHEDULE 13D/A

CUSIP No. M8737E108	Page 6 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUN PHARMACEUTICAL INDUSTRIES, INC. (f/k/a CARACO PHARMACEUTICAL LABORATORIES, LTD.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,333,802*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,333,802
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,333,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.21%**
14	TYPE OF REPORTING PERSON (See instructions) CO

*       Includes 2,333,802 Ordinary Shares directly owned by TDC, which is a direct wholly-owned subsidiary of Sun Pharmaceutical Industries, Inc.

**     Based on 37,584,631 Ordinary Shares issued and outstanding as of March 31, 2023. During the year ended March 31, 2022, Sun Industries’ ownership percentage increased 0.06% to 6.21% due to the repurchase of 341,413 Ordinary Shares by the Issuer during the year.

SCHEDULE 13D/A

CUSIP No. M8737E108	Page 7 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THE TARO DEVELOPMENT CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,333,802*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,333,802*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,333,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.21%**
14	TYPE OF REPORTING PERSON (See instructions) CO

*         This amount includes the following Ordinary Shares: TDC directly owns 2,333,802 Ordinary Shares.

**     Based on 37,584,631 Ordinary Shares issued and outstanding as of March 31, 2023. During the year ended March 31, 2022, TDC’s ownership percentage increased 0.06% to 6.21% due to the repurchase of 341,413 Ordinary Shares by the Issuer during the year.

SCHEDULE 13D/A

CUSIP No. M8737E108	Page 8 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DILIP S. SHANGHVI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,497,813*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,497,813*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,497,813
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.48%**
14	TYPE OF REPORTING PERSON (See instructions) HC-IN

*       Includes 3,770,833 Ordinary Shares acquired by Alkaloida on May 21, 2007 and 3,016,667 Ordinary Shares acquired by Alkaloida on May 30, 2007, in each case pursuant to the Purchase Agreement; 58,500 Ordinary Shares acquired by Sun Pharma Holdings from Sun Pharma Global, Inc., which merged into Sun on January 1, 2015, through an agreement to sell investments dated March 29, 2014; 3,000,000 Ordinary Shares acquired by Alkaloida on August 2, 2007, pursuant to Sun’s rights under the Original Warrant; 3,712,557 Ordinary Shares acquired by Alkaloida on February 19, 2008, from Brandes; and 797,870 Ordinary Shares acquired by Alkaloida on June 23, 2008, from Harel.

This amount also includes 3,787,500 Ordinary Shares which Alkaloida acquired pursuant to Warrant No. 2, including (i) 3,712,500 Ordinary Shares issued to Alkaloida on September 24, 2010 and (ii) 75,000 Ordinary Shares issued to Alkaloida on September 27, 2010.

This amount also includes 29,382 Ordinary Shares which Alkaloida directly acquired on September 14, 2010, upon the closing of the initial offering period of the tender offer to purchase all of the outstanding Ordinary Shares, pursuant to the Tender Offer Statement on Schedule TO, filed on June 30, 2008, as amended.

This amount also includes an aggregate of 4,739,739 Ordinary Shares indirectly acquired by Sun pursuant to the Letter Agreement. Pursuant to the Letter Agreement: (i) Alkaloida directly acquired 2,405,925 Ordinary Shares from the Grantors, consummating an option granted by the Grantors to Alkaloida under the Option Agreement, (ii) Alkaloida directly acquired an additional 12 Ordinary Shares from the Grantors, and (iii) upon the merger of a subsidiary of Sun Michigan with and into TDC on October 1, 2010, Sun Michigan indirectly acquired 2,333,802 Ordinary Shares, consummating an option granted by TDC to Alkaloida (and subsequently assigned to Sun Michigan) under the Option Agreement. TDC directly owns 2,333,802 Ordinary Shares, including 780 Ordinary Shares which were previously owned by Morley and Company, Inc., a New York corporation, which merged with and into TDC. In addition, in connection with the consummation of the transactions contemplated by the Option Agreement, Alkaloida acquired 2,600 Founders’ Shares, which control in the aggregate one-third of the voting power of the Issuer. This amount also includes 5,159,765 Ordinary Shares acquired by Alkaloida on November 1, 2010 from Franklin Advisors, Inc. and Templeton Asset Management Ltd.

This amount also includes 712,500 Ordinary Shares acquired by Alkaloida on January 18, 2011 under the Purchase Agreement and 712,500 Ordinary Shares acquired by Alkaloida on January 18, 2011 pursuant to Warrant No. 2.

**       Based on 37,584,631 Ordinary Shares issued and outstanding as of March 31, 2023. During the year ended March 31, 2022, Mr. Shanghvi’s ownership percentage increased 0.71% to 78.48% due to the repurchase of 341,413 Ordinary Shares by the Issuer during the year.

This Amendment No. 30 (this “Amendment”) amends and supplements the Statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on July 3, 2007 (the “Original Schedule 13D”), as amended by the Amendment No. 1 to the Original Schedule 13D, filed on July 25, 2007 (the “Amendment No. 1”); the Amendment No. 2 to the Original Schedule 13D, filed on August 2, 2007 (the “Amendment No. 2”); the Amendment No. 3 to the Original Schedule 13D, filed on February 19, 2008 (the “Amendment No. 3”); the Amendment No. 4 to the Original Schedule 13D, filed on May 29, 2008 (the “Amendment No. 4”); the Amendment No. 5 to the Original Schedule 13D, filed on June 5, 2008 (the “Amendment No. 5”); the Amendment No. 6 to the Original Schedule 13D, filed on June 24, 2008 (the “Amendment No. 6”); the Amendment No. 7 to the Original Schedule 13D, filed on June 25, 2008 (the “Amendment No. 7”); the Amendment No. 8 to the Original Schedule 13D, filed on December 2, 2009 (the “Amendment No. 8”); the Amendment No. 9 to the Original Schedule 13D, filed on December 11, 2009 (the Amendment No. 9”); the Amendment No. 10 to the Original Schedule 13D, filed on December 14, 2009 (the “Amendment No. 10”); the Amendment No. 11 to the Original Schedule 13D, filed on December 15, 2009 (the “Amendment No. 11”); the Amendment No. 12 to the Original Schedule 13D, filed on December 17, 2009 (the “Amendment No. 12”); the Amendment No. 13 to the Original Schedule 13D, filed on December 21, 2009 (the “Amendment No. 13”); the Amendment No. 14 to the Original Schedule 13D, filed on December 22, 2009 (the “Amendment No. 14”); the Amendment No. 15 to the Original Schedule 13D, filed on December 24, 2009 (the “Amendment No. 15”); the Amendment No. 16 to the Original Schedule 13D, filed on December 31, 2009 (the “Amendment No. 16”); the Amendment No. 17 to the Original Schedule 13D, filed on January 11, 2010 (the “Amendment No. 17”); the Amendment No. 18 to the Original Schedule 13D, filed on September 10, 2010 (the “Amendment No. 18”); the Amendment No. 19 to the Original Schedule 13D, filed on September 24, 2010 (the “Amendment No. 19”); the Amendment No. 20 to the Original Schedule 13D, filed on October 5, 2010 (the “Amendment No. 20”); the Amendment No. 21 to the Original Schedule 13D, filed on November 4, 2010 (the “Amendment No. 21”); the Amendment No. 22 to the Original Schedule 13D, filed on January 19, 2011 (the “Amendment No. 22”); the Amendment No. 23 to the Original Schedule 13D, filed on October 18, 2011 (the “Amendment No. 23”); the Amendment No. 24 to the Original Schedule 13D, filed on August 13, 2012 (the “Amendment No. 24”); the Amendment No. 25 to the Original Schedule 13D, filed on February 8, 2013 (the “Amendment No. 25”); the Amendment No. 26 to the Original Schedule 13D, filed on November 27, 2013; the Amendment No. 27 to the Original Schedule 13D, filed on September 8, 2022 (the “Amendment No. 27”); the Amendment No. 28 to the Original Schedule 13D, filed on May 26, 2023 (the “Amendment No. 28”); and the Amendment No. 29 to the Original Schedule 13D, filed on December 11, 2023 (the “Amendment No. 29” and, together with the Original Schedule 13D, the Amendment No. 1, to and through the Amendment No. 28, the “Schedule 13D”), with respect to the Ordinary Shares, nominal (par) value NIS 0.0001 per share (the “Ordinary Shares”), of Taro Pharmaceutical Industries Ltd., a company incorporated under the laws of the State of Israel (the “Issuer”), whose principal executive offices are located at 14 Hakitor Street, Haifa Bay 26110, Israel. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented to include the following:

The description of the Transactions, including the Merger, set forth in Item 4 below is incorporated by reference in its entirety into this Item 3. Funding for the consideration payable pursuant to the Transactions will be obtained through available cash on hand, borrowings, or a combination thereof.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

On January 17, 2024, Sun, Alkaloida, Libra Merger Ltd., an Israeli company controlled by Sun and a direct subsidiary of Alkaloida (the “Merger Sub”), Sun Pharma Holdings (“Sun Mauritius”), The Taro Development Corporation (“TDC”) and the Issuer entered into an Agreement of Merger (the “Merger Agreement”), pursuant to which, among other things, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving and becoming an indirect wholly-owned subsidiary of Sun, and all of the outstanding shares of the Issuer’s Ordinary Shares, other than any shares held by Sun or its affiliates, will be cancelled in exchange for the right to receive US$43.00 per Ordinary Share in cash without interest (the “Per Share Merger Consideration”).

Consummation of the Merger is subject to several customary conditions, including obtaining certain regulatory approval and the approval of the Merger Agreement and the Merger by the affirmative vote of shareholders representing at least 75% of the voting power of the Issuer’s Ordinary Shares present and voting in person or by proxy at a meeting of the Issuer’s shareholders, including at least a majority of the voting power of such shares held by shareholders other than Sun and its affiliates or any other shareholders having a personal interest in the Merger and voting thereon.

Prior to the execution of the Merger Agreement, a special committee of the board of directors (the “Board”) of the Issuer (the “Special Committee”) consisting of only three independent directors (i) determined that the Merger Agreement and the transactions contemplated thereby (the “Transactions”), including the Merger, on the terms and subject to the conditions set forth therein, are advisable, fair to and in the best interests of the Issuer and the Issuer’s shareholders and (ii) recommended that the Board (a) approve the Merger Agreement and the Transactions, including the Merger, and (b) recommend adoption and approval of the Merger Agreement and the Transactions, including the Merger, to the Issuer’s shareholders.

The Board, acting upon the recommendation of the Special Committee and the audit committee, (i) determined that the Merger Agreement and the Transactions, including the Merger, on the terms and subject to the conditions set forth therein, are advisable, fair to and in the best interests of the Issuer and its shareholders, (ii) declared the Merger Agreement and the Transactions, including the Merger, advisable, (iii) approved the Merger Agreement, the execution and delivery by the Issuer of the Merger Agreement, the performance by the Issuer of the covenants and agreements contained therein and the consummation of the Transactions, including the Merger, on the terms and subject to the conditions contained herein and (iv) resolved to recommend adoption and approval of the Merger Agreement and the Transactions, including the Merger, to the Issuer’s shareholders.

Upon completion of the Merger, the Issuer will become a privately-held company and its Ordinary Shares will no longer be listed on the NYSE.

This summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 99.58 to this Amendment No. 30 and is incorporated by reference into this Item 4. A copy of the joint press release (“Press Release”) issued by the Issuer and Sun on January 17, 2024 announcing the execution of the Merger Agreement is filed as Exhibit 99.59 to this Amendment No. 30, and is incorporated by reference into this Item 4.

The consummation of the Transactions has resulted or will result in, among other actions, a merger or other extraordinary transaction involving the Issuer, the delisting of the Ordinary Shares from the NYSE, and the termination of registration of the Ordinary Shares under Section 12(b) and/or 12(g) of the Securities Exchange Act of 1934, as amended.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by incorporating by reference in its entirety the description of the Transactions, including the Merger, set forth in Item 4 above.

ITEM 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented to include the following:

Exhibit	Description

99.58

Agreement of Merger, dated January 17, 2024, by and among Sun Pharmaceutical Industries Limited, Alkaloida Chemical Company ZRT, The Taro Development Corporation, Sun Pharma Holdings, Libra Merger Ltd. and Taro Pharmaceutical Industries Ltd.

99.59	Press Release, jointly issued by Sun and Issuer, dated January 17, 2024.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

January 17, 2024

SUN PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s/ Sailesh T. Desai
Name:	Sailesh T. Desai
Title:	Whole-time Director

SUN PHARMA HOLDINGS

By:	/s/ Rajesh K. Shah
Name:	Rajesh K. Shah
Title:	Director

ALKALOIDA CHEMICAL COMPANY ZRT.

By:	/s/ Sunil Ajmera
Name:	Sunil Ajmera
Title:	Director

SUN PHARMACEUTICAL HOLDINGS USA, INC.

By:	/s/ Erik Zwicker
Name:	Erik Zwicker
Title:	Secretary

SUN PHARMACEUTICAL INDUSTRIES, INC.

By:	/s/ Erik Zwicker
Name:	Erik Zwicker
Title:	Vice President, General Counsel, North America

THE TARO DEVELOPMENT CORPORATION

By:	/s/ Sudhir V. Valia
Name:	Sudhir V. Valia
Title:	Director

/s/ Dilip S. Shanghvi
Name:	Dilip S. Shanghvi

[Signature Page to Amendment No. 30 to Schedule 13D]